TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 23, 2026

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated June 15, 2026, regarding the captioned subject. The Board, at their meeting held on July 22-23, 2026 transacted the following items of business:

Financial Results:

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter ended June 30, 2026;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2026;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter ended June 30, 2026;

CEO Designate:

4. Based on the recommendations of the Nomination and Remuneration Committee, effective today, the Board approved and appointed Ashiss Kumar Dash as the Chief Executive Officer Designate ("CEO Designate") of the Company until March 31, 2027. Further, the Board approved its intention to appoint Ashiss Kumar Dash as the Chief Executive Officer and Managing Director of the Company with effect from April 1, 2027, upon fulfilment of all statutory requirements.

   Ashiss Kumar Dash is not debarred from holding office of a director by virtue of any order passed by the Securities and Exchange Board of India or any other such authority.

   The details as required under Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, brief profile and press release titled "**Infosys Board Appoints Ashiss Kumar Dash as CEO designate**" is enclosed as Annexure.

Stock grants:

5. Based on the recommendations of the Nomination and Remuneration Committee, the Board approved the grant of 9,836 Restricted Stock Units ('RSUs') under the 2015 Incentive Compensation Plan ('2015 Plan') to eligible new hires. The grants made under the 2015 Plan would vest equally over a period of three years. The RSUs will be granted w.e.f., August 1, 2026 and the exercise price will be equal to the par value of the share.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Allotment of equity shares:

6. Allotted 4,77,767 equity shares of face value of ₹ 5/- each, pursuant to exercise of Restricted Stock Units by eligible employees as hereunder:

   - 18,465 equity shares under the 2015 Incentive Compensation Plan;
   - 4,59,302 equity shares under the Infosys Expanded Stock Ownership Program 2019.

   Consequently, effective from July 23, 2026, the issued and subscribed share capital of the Company stands increased to ₹ 20,29,02,82,985/- divided into 4,05,80,56,597 equity shares of ₹5/- each.

Incorporation of a subsidiary:

7. Approved incorporation of a step down wholly owned subsidiary of the Company in Singapore. Additional information as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 will be disclosed in due course.

Policy:

8. Considered and approved amendments to the Enterprise Risk Management policy.

   Copy of the policy will be made available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board meeting was held on July 22 and 23, 2026. The Board meeting on July 23, 2026 commenced at 1.30 PM IST and concluded at 3.38 PM IST.

We are hereby enclosing herewith the financial results, press releases, and other annexures mentioned above. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys
Navigate your next

Annexure

Details as required under Regulations 30 and 30A of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Particulars	Details
Name	Ashiss Kumar Dash
Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise;	Appointment
Date of appointment/re-appointment/cessation (as applicable) & term of appointment/re-appointment;	**Date of appointment as CEO designate** - July 23, 2026 **Proposed date of appointment as CEO and Managing Director**- April 1, 2027 **Proposed term** – 5 years (April 1, 2027, to March 31, 2032)
Brief profile (in case of appointment);	Enclosed
Disclosure of relationships between directors (in case of appointment of a director)	None

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com